January 7, 2011

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:          Tornier B.V.

Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010, August 11, 2010, September 14, 2010, October 4, 2010, October 14, 2010, October 27, 2010 and November 12, 2010 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in your letters dated November 23, 2010 and December 23, 2010 to the Company. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. References to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

I.                                         November 23, 2010 Comment Letter

1.                                       Comment:  The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law, not merely a list of select documents as mentioned in the paragraph numbered (2) on page 1 and in the paragraph numbered (5) on page 2 of this exhibit.  Please file a revised opinion accordingly.

Response:  Paragraph (2) of the opinion set forth in exhibit 5.1 to the Registration Statement has been revised to comply with the Staff’s comment.

2.                                       Comment:  It is unclear how the second sentence of the last paragraph on page 1 and the paragraph numbered (7) on page 2 of the draft opinion are consistent with the liability provisions of the United States securities laws applicable to your registration statement and do not suggest to investors that those provisions may be limited contrary to Section 14 of the Securities Act.  Please advise or file an opinion that does not include such an attempted limitation.

Response:  The last paragraph on page 1 and the paragraph numbered (7) of the opinion set forth in exhibit 5.1 to the Registration Statement have been revised to comply with the Staff’s comment and to remove any limitation of liability.

3.                                       Comment:  We note that in the last sentence at the bottom of page 1 of the draft opinion that investors are referred to an internet address for conditions related to this opinion.  Please refer to footnote 41 of the Release No. 33-7856 (April 28, 2000) regarding your obligations to file the information located at that address.

Response:  The last paragraph on page 1 of the opinion, which includes the above-referenced sentence, has been removed in its entirety to comply with the Staff’s comment.

4.                                       Comment:  Refer to the paragraph numbered (4) on page 2 of the draft opinion.  Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

Response:  Paragraph (4) of the opinion has been revised to comply with the Staff’s comment.

5.                                       Comment:  Please confirm that the date of the opinion will be the effective date of the registration statement given the date restrictions in the paragraphs numbered (4) and (5) on page 2 of the draft opinion.

Response:  The Company hereby confirms that the date of the opinion will be the effective date of the Registration Statement.

6.                                       Comment:  Please tell us why it is necessary and appropriate for the opinion to include the condition regarding the shares being issued pursuant to the Deed of Issuance as you do in the paragraph numbered (5)(a) on page 2 of the opinion.  It appears that the opinion might be inappropriately assuming away a conclusion that is a necessary requirement of the opinion regarding legal issuance which you are required to file per Regulation S-K Item 601(b)(5).

Response:  The Company respectfully submits that, as discussed with the Staff on December 15, 2010, under Dutch law a “legal act” is required to effectuate the issuance of shares by a Dutch company.  To evidence such legal act, a “Deed of Issuance” that gives effect to the issuance of the shares is required to be delivered at the closing of the transactions contemplated by the Registration Statement. The Deed of Issuance in this instance is an undertaking executed by the Company whereby the Company: (i) confirms that it is issuing ordinary shares to Cede & Co., as the nominee of The Depository Trust Company; (ii) will arrange for the appropriate book-entries in the shareholders’ register with respect to the issuance of the ordinary shares and will arrange for the ordinary shares to be listed on NASDAQ; and (iii) confirms the issue price.

7.                                       Comment:  Please tell us why the paragraph numbered (5)(a) on page 2 of the opinion does not address whether the shares are fully paid.  See Regulation S-K Item 601(b)(5).

Response:  Paragraph (5)(a) of the opinion has been revised to comply with the Staff’s comment by including language that the ordinary shares will be “fully paid.”

8.                                       Comment:  Refer to the paragraph numbered (6) on page 2 of the draft opinion.  Please file an opinion that states clearly whether a security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors.  It appears that the opinion you filed limits the definition of “non-assessable” to contributions to capital and omits any other potential assessments or calls.

Response:  Paragraph (6) of the opinion has been revised to comply with the Staff’s comment.

II.                                     December 23, 2010 Comment Letter

1.                                       Comment:  We note that you have not provided the confirmation requested in prior comment 5 or the explanation requested in prior comment 6.  Please be advised that we may have additional comments after you respond to both comments.

Response:  The Company respectfully refers the Staff to its responses to comments 5 and 6, respectively, in Section I above.

2.                                       Comment:  Please tell us why your revisions in response to prior comment 8 are restricted by the language “for further payment on such Shares.”  Will shareholders be liable for other assessments or calls solely because of security holder status?

Response:  The Company respectfully submits that the definition of “non-assessable” as set forth in the opinion includes the language “for further payment on such Share” in order to provide context given that the opinion being provided is that “the Shares will be validly issued, validly outstanding, fully paid and non-assessable.”  For the avoidance of doubt, the Company respectfully submits that shareholders will not be liable for other assessments or calls solely because of security holder status.

3.                                       Comment:  Please tell us why Dr. Turton will not sign Annex B of exhibit 5.l.  Also, tell us why Pascal E.R. Girin will sign Annex B as a non-executive director.  We note the disclosure on page 105 and throughout your filing that Dr. Turton is a non-executive director.  However, you do not mention Mr. Girin in your filing.

Response:  The Company respectfully submits that Dr. Turton resigned, and Mr. Girin was appointed in his place, as a non-executive director of the Company effective November 30, 2010.  The disclosure on pages 105, 109, 111, 115, 133, 135, 136, 137, II-8 and II-9 of the Registration Statement have been revised accordingly and to further comply with the Staff’s comment.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.